                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                                (RULE 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (AMENDMENT NO. __)*


                                 Riscorp, Inc.
--------------------------------------------------------------------------------
                               (Name of issuer)

           Shares of Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of class of securities)

                                   767597107
--------------------------------------------------------------------------------
                                (CUSIP number)

         Seth W. Hamot, 35 Hancock St. Boston, MA 02114 (617) 227-8156
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                              September 11, 1998
--------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-(e), 240.13d-1(f) or 204.13(d)-1(g),
check the following box  [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule. See (S)240.13d-7 for other parties to whom copies are to be sent.


                      (Continued on the following pages)

                              (Page 1 of 9 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 767597107                                      PAGE 2 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Seth W. Hamot

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            Seth W. Hamot   702,200

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Seth W. Hamot   702,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Seth W. Hamot   702,200

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.92%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 767597107                                      PAGE 3 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Costa Brava Partnership II Limited Partnership (04-3387028)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            Costa Brava II   673,200

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Costa Brava II  673,200

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Costa Brava II   673,200

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.72%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 767597107                                      PAGE 4 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Roark, Rearden & Hamot Inc. (04-3242639)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            Roark, Rearden & Hamot Inc.   673,200

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Roark, Rearden & Hamot Inc.   673,200

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Roark, Rearden & Hamot Inc.   673,200

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.72%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 767597107                                      PAGE 5 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Greenwood Investments Inc. (22-3147811)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            Greenwood Investments Inc.   34,900

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Greenwood Investments Inc.   34,900

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Greenwood Investments Inc.   34,900

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .24%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 767597107                                      PAGE 6 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Steven M. Tannenbaum

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            Steven M. Tannenbaum   34,900

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Steven M. Tannenbaum   34,900

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Steven M. Tannenbaum   34,900

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .24%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 767597107                                      PAGE 7 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Greenwood Capital Limited Partnership (05-0486774]

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            Greenwood Capital LP   34,900

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Greenwood Capital LP   34,900

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Greenwood Capital LP   34,900

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .24%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

  Securities acquired:   Shares of Class A Common Stock
                         Par value of $0.01 per share

  Issuer:                Riscorp, Inc.
                         One Sarasota Tower
                         Suite 608
                         2 North Tamiami Trail
                         Sarasota, Florida 34236
                         941-366-5015

ITEM 2. IDENTITY AND BACKGROUND

This Schedule D is being filed on behalf of Seth W. Hamot (SWH), Costa Brava Partnership II Limited Partnership, a Massachusetts limited partnership (CBII), Roark, Rearden & Hamot, Inc., a Massachusetts corporation (RRH), Steven M. Tannenbaum (SMT), Greenwood Capital Limited Partnership (GCLP), and Greenwood Investments, Inc. (GI)

This Schedule 13D relates to shares of Class A Common Stock of the Issuer purchased by CBII, of which RRH is the general partner, SWH for his own account, and GCLP, of which GI is the general partner.

Roark, Rearden, & Hamot Inc., a Massachusetts corporation, is the general
partner of CBII, and is located at 35 Hancock St., Boston, MA, 02114.   Mr.
Hamot is the principal of RRH.   The principal occupation of Mr. Hamot is
investment management, and he is a United States citizen.

Greenwood Investments, Inc., a Delaware corporation, is the general partner of
GCLP, and is located at 125 Country Club Rd., Newton, MA, 02159.   Mr.
Tannenbaum is the principal of GI.   The principal occupation of Mr. Tannenbaum
is investment management, and he is a United States citizen.

Neither RRH, CBII, SWH, SMT, GCLP, nor GI has been convicted in a criminal
proceeding during the last five years.   Neither RRH, CBII, SWH, SMT, GCLP, nor
GI was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result thereof, subject to any judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

As of September 25, 1998, CBII had invested $825,319.62, SWH had invested $66,249.07, and GCLP had invested $65,428.72 in shares of Class a Common Stock. The sources of all these funds were the working capital of each entity or personal funds of SWH.

ITEM 4. PURPOSE OF TRANSACTION

CBII, SWH, and GCLP acquired the Shares as an investment and with a view to
making a profit.   None of the Reporting Persons has any plans or proposals
which relate to or would result in a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; b) any sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; c)any changes in the present manager of the Issuer; d) any change in the present capitalization of dividend policy of the issuer; e) any other material change in the Issuer's business or corporate structure; f) any change in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of registered national securities association; h) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or i) any action similar to those enumerated in this sentence.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) As of September 25, 1998, SWH is the beneficial owner of 29,000 shares and may be deemed beneficial owner of 702,200 shares of Class A Common Stock of the Issuer or 4.92% of the shares outstanding; (ii) CBII is beneficial owner of and RRH may be deemed the beneficial owner of 673,200 shares of Class A Common Stock of the Issuer or 4.72% of the shares outstanding; (iii) GCLP is beneficial owner of and GI and SMT may be deemed beneficial owner of 34,900 shares of Class A Common Stock of the Issuer or .24% of the shares outstanding. The amount of shares beneficially owned has been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of SWH, CBII, and GC on September 25, 1998 is based upon 14,258,671 outstanding shares of Common Stock as of July 31, 1998 as reported in the Issuer's Quarterly Report filed with the Commission on August 19, 1998.

                                      NUMBER OF                              NUMBER OF
                      AGGREGATE      SHARES: SOLE        NUMBER OF          SHARES: SOLE
                       NUMBER          POWER TO        SHARES: SHARED         POWER TO           APPROX.
   FILING PARTY       OF SHARES          VOTE           POWER TO VOTE          DISPOSE         PERCENTAGE*

------------------------------------------------------------------------------------------------------------
SWH                     702,200           702,200                                 702,200             4.92%
------------------------------------------------------------------------------------------------------------
CBII                    673,200           673,200                                 673,200             4.72%
------------------------------------------------------------------------------------------------------------
RRH                     673,200           673,200                                 673,200             4.72%
------------------------------------------------------------------------------------------------------------
SMT                      34,900            34,900                                  34,900              .24%
------------------------------------------------------------------------------------------------------------
GCLP                     34,900            34,900                                  34,900             0.24%
------------------------------------------------------------------------------------------------------------
GI                       34,900            34,900                                  34,900             0.24%
------------------------------------------------------------------------------------------------------------

* Based upon 14,258,671 outstanding shares of Common Stock as of July 31, 1998 as reported in the Issuer's
 Quarterly Report filed with the Commission on August 19, 1998.
------------------------------------------------------------------------------------------------------------


c) Transactions in the Issuer's securities by CBII, SWH, GCLP during the last
sixty days.   All transaction occurred on the NASDAQ OTC market.

DATE         PURCHASE/SALE   # OF SHARES  PRICE PER SHARE ($)
------------------------------------------------------------

FOR  CBII
----------

   7/27/98     P                  5,500               $1.16
   7/29/98     P                  5,000               $1.19
   7/30/98     P                 10,000               $1.18
   8/03/98     P                  5,000               $1.19
   8/04/98     P                  1,000               $1.17
   8/05/98     P                  5,000               $1.13
   8/13/98     P                 19,000               $1.22
   8/27/98     P                 10,000               $1.07
   8/28/98     P                  2,500               $1.06
   8/31/98     P                  3,600               $1.06
   9/02/98     P                  6,600               $1.06
   9/03/98     P                  2,000               $1.04
   9/04/98     P                 10,000               $1.05
   9/10/98     P                  5,000               $1.06
   9/11/98     P                  5,000               $1.03
   9/14/98     P                  7,500               $ .99
   9/17/98     P                  6,000               $1.03
   9/21/98     P                  5,000               $1.04
   9/23/98     P                  5,000               $ .94

For GCLP

   8/07/98     P                  4,000               $1.21
   8/17/98     P                  1,000               $1.14
   9/18/98     P                  3,000               $1.14


d) NA

e) NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

NA

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7(a): Joint Filing Agreement

                                   SIGNATURE

  After due inquiry, to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 1998





                        /s/ Seth W. Hamot
                        _________________________________________________
                        Seth W. Hamot


                        Costa Brava Partnership II Limited Partnership

                        By:   Roark, Reardon & Hamot, Inc., its general partner


                              By:   /s/ Seth W. Hamot
                                    _____________________________________
                                    Seth W. Hamot
                                    Its: President


                        Greenwood Capital Limited Partnership

                        By:   Greenwood Investments, Inc.


                              By:    /s/ Steven M. Tannenbaum
                                    _____________________________________
                                    Steven M. Tannenbaum
                                    Its: President


                        Roark, Reardon & Hamot, Inc.

                              By:   /s/ Seth W. Hamot
                                    _____________________________________
                                    Seth W. Hamot
                                    Its: President


                        Greenwood Investments, Inc.


                              By:   /s/ Steven M. Tannenbaum
                                    _____________________________________
                                    Steven M. Tannenbaum
                                    Its: President


                        /s/ Steven M. Tannenbaum
                        _________________________________________________
                        Steven M. Tannenbaum